UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-38370

CollPlant Biotechnologies Ltd.

(Exact name of registrant as specified in its charter)

4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

This Form 6-K, including the press release attached to this Form 6-K as Exhibit 99.1, is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-229163, 333-248479, 333-263842, 333-271320 and 333-279791) and Form F-3 (File No. 333-238731, 333-292640 and 333-297347), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On September 3, 2026, CollPlant Biotechnologies Ltd. (the “Company”) completed its previously announced acquisition of LightSolver Ltd. (“LightSolver”) pursuant to the Share Purchase Agreement, dated August 29, 2026, by and among the Company, LightSolver and the shareholders of LightSolver.

On September 3, 2026, the Company issued a press release entitled “Collplant Completes Acquisition of Lightsolver, Entering the Photonic Computing Sector.” A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Attached hereto and incorporated by reference herein are the following exhibits:

99.1	Press Release, dated September 3, 2026.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLPLANT BIOTECHNOLOGIES LTD.

Date: September 3, 2026	By:	/s/ Eran Rotem
		Name:	Eran Rotem
		Title:	Deputy CEO and Chief Financial Officer

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